October 23, 2002


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler
Assistant Director

          Re: Penn Treaty American Corporation Application for Qualification of Indenture on Form T-3 (File no. 022-28625)
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Ladies and Gentlemen:

     We respectfully request that the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, Section 8(a) of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 461(a) promulgated under Securities Act, enter an appropriate order declaring the above-captioned Application for Qualification on Form T-3 effective as of 9:00 a.m., October 25, 2002, or as soon thereafter as practicable.


     Please direct any questions regarding the Registration Statement or this request to Justin P. Klein of Ballard Spahr Andrews & Ingersoll, LLP at (215) 864-8606.

                                                Sincerely,



                                                Cameron B. Waite
                                                Chief Financial Officer